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                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-69248

PROSPECTUS

                         ANDREA ELECTRONICS CORPORATION
                                11,211,171 SHARES
                                  COMMON STOCK

        This prospectus relates to 11,211,171 shares of our Common Stock which may be sold from time to time by the selling stockholders, including their transferees. Included in the 11,211,171 shares are 2,463,058 shares of our common stock previously covered by an earlier registration statement.

        We will not receive any of the proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

        Our Common Stock is quoted on the American Stock Exchange under the symbol "AND." On September 7, 2001, the last reported sale price for the Common Stock on the American Stock Exchange was $0.52 per share.

        Investing in the Common Stock involves a high degree of risk. You should carefully read the "Risk Factors" section of this prospectus beginning on page 3 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is October 5, 2001.



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                                TABLE OF CONTENTS


PROSPECTUS SUMMARY.............................................................2
RISK FACTORS...................................................................3
ANDREA ELECTRONICS............................................................12
FORWARD LOOKING STATEMENTS....................................................13
USE OF PROCEEDS...............................................................14
SELLING STOCKHOLDER...........................................................14
DESCRIPTION OF CAPITAL STOCK..................................................16
STOCKHOLDER DILUTION..........................................................26
NEW YORK ANTI-TAKEOVER LAW....................................................27
PLAN OF DISTRIBUTION..........................................................27
LEGAL MATTERS.................................................................29
EXPERTS.......................................................................29
WHERE YOU CAN FIND MORE INFORMATION...........................................29
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.............................30





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                               PROSPECTUS SUMMARY

        This summary may not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision. Our financial statements and related notes are not included in this prospectus, but are incorporated by reference from the documents listed under the caption "Incorporation of Certain Documents by Reference" located at the end of this prospectus.

                               ANDREA ELECTRONICS

        Andrea Electronics designs, develops and manufacturers state-of-the-art microphone technologies and equipment for enhancing speech-based applications software and communications that require high performance and high quality voice input.

        Andrea's   products  and   technologies   optimize  the  performance  of
speech-based applications software and communications in markets such as:

        o      voice communication over the Internet;

        o speech recognition and dictation to desktop, laptop and hand-held computers;

        o      audio/video conferencing;

        o computer-based automobile monitoring and control systems for use by drivers and passengers;

        o electronic equipment for incorporation into home appliances and industrial and commercial office equipment that is activated and controlled by voice;

        o electronic intercom systems for incorporation into military and commercial aircraft; and

        o interactive games where one or more players participate over the Internet.

        Our patented Active Noise Cancellation microphone and Active Noise Reduction earphone technologies help to ensure clear speech in personal computer and telephone headset applications. Active Noise Cancellation microphone technology uses electronic circuits that distinguish a speaker's voice from background noise in the speaker's environment and then cancels the noise from the signal to be transmitted by the microphone. Active Noise Reduction earphone technology uses electronic circuits that distinguish the signal coming through an earphone from background noise in the listener's environment and then reduces the noise heard by the listener. Together with our lower-end noise cancelling headset products, these technologies and related products comprise our Andrea Anti-Noise line of business.

        Our patented and patent-pending Andrea Digital Super Directional Array and Andrea Direction Finding and Tracking Array technologies enable the person speaking to be several feet from the microphone, and frees the speaker from having to hold the microphone (we refer to this capability as "far-field" microphone use). Our DSDA and DFTA microphone products convert sound received by the array of microphones in the product into digital signals that are then processed to cancel background noise from the signal to be transmitted. These two technologies represent the core technologies within our portfolio of far-field technologies. We are initially targeting our far-field microphone technologies at the market for personal computers designed for use in automobiles, trucks and buses to control sound systems, mobile telephones, satellite-based navigation systems, and other devices within vehicles. These technologies and related products comprise our Andrea Digital Signal Processing
(DSP) Microphone and Software line of business.

        In May 1998,  we acquired  Lamar  Signal  Processing,  Ltd.,  an Israeli
corporation   engaged  in  the   development   of   scalable,   digital   signal
processing-based directional, noise cancellation microphone technologies,

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which included  primarily DSDA and DFTA.  The  consideration  paid by Andrea for
Lamar was approximately 1,800,000 shares of restricted common stock, $1,000,000 in cash and $2,000,000 in notes payable. We recorded the cash at stated value. We discounted the value of the notes payable to $1,615,000 to reflect Andrea's borrowing rate as well as the time value of the payments on the notes, and we discounted the value of the shares to $23,129,532 to reflect, among other things, trading restrictions on the shares. We believe that the acquired technologies, together with the research staff at Lamar, provide Andrea with noise filtering capabilities and performance that is superior to other DSP-based
technologies   in   the    marketplace,    and   unattainable   in   traditional
mechanical-based microphone solutions.

        We are incorporated under the laws of the State of New York and have been engaged in the electronic communications industry since 1934. For several decades prior to our entry into the voice-activated computing market in the 1990's, our sole business was selling intercom systems for military and industrial use. We refer to this line of business , which continues to represent a significant portion of Andrea's business, as Aircraft Communications. We are seeking to apply our knowledge of the military and industrial markets to develop applications of our Andrea DSP Microphone and Software technologies.

        You should read the following information about Andrea, together with the more detailed information about the securities underlying this offering, contained elsewhere in this prospectus. In particular, you should read the section entitled "Risk Factors," which explains that your investment in shares of our Common Stock involves a high degree of risk.

                                  RISK FACTORS

        AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY, ALONG WITH OTHER FACTORS, THE FOLLOWING RISKS AND SHOULD CONSULT WITH YOUR OWN LEGAL, TAX AND FINANCIAL ADVISORS.

BECAUSE OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATION, PERIOD-TO-PERIOD COMPARISONS OF OUR OPERATING RESULTS MAY NOT NECESSARILY BE MEANINGFUL AND YOU SHOULD NOT RELY ON THEM AS INDICATIONS OF OUR FUTURE PERFORMANCE.

        Our results of operations have historically been and are subject to continued substantial annual and quarterly fluctuations. The causes of these fluctuations include, among other things:

        o the volume of sales of our products under our collaborative marketing arrangements;

        o the cost of development of our products under our collaborative development arrangements;

        o      the mix of products we sell;

        o      the mix of distribution channels we use;

        o the timing of our new product releases and those of our competitors;

        o fluctuations in the computer and communications hardware and software marketplace; and

        o      general economic conditions.

        We cannot assure that the level of sales and gross profit, if any, that we achieve in any particular fiscal period will not be significantly lower than in other fiscal periods. Our revenues for the 2001 Second Quarter were approximately $2.6 million compared to approximately $3.2 million in the 2000 Second Quarter. For both the 2001 Second Quarter and 2000 Second Quarter, we had a net loss attributable to common shareholders of approximately

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$2.5  million.  Our  revenues  for the 2001 First Half were  approximately  $5.2 million compared to approximately $6.4 million in the 2000 First Half. For the 2001 First Half we had a net loss attributable to common shareholders of approximately $5.2 million compared to a net loss attributable to common shareholders of $5.1 million in the 2000 First Half. We have experienced a significant decline in headset unit shipments, offset to an extent, by an increase in aircraft  communication  revenues.  In  response,  we are  examining
opportunities   for   cost-reduction,   production   efficiencies   and  further
diversification of our business. But to remain competitive, we intend to continue incurring substantial research and development, marketing and general and administrative expenses. We may not be able to easily and quickly reduce these expenses if our sales revenue falls below our expectations and, therefore, our net income or loss may be disproportionately affected by any reduction in sales revenue. Furthermore, our acquisition in 1998 of Lamar Signal Processing, Ltd. resulted in a substantial amount of goodwill and other intangible assets. The amortization of these intangible assets has, and will continue to have, a negative, non-cash impact on our results of operations. As a result of these factors, we expect to continue to accumulate losses and the market price of our Common Stock could decline.

IF WE FAIL TO OBTAIN ADDITIONAL CAPITAL, WE WILL BE REQUIRED TO SIGNIFICANTLY REDUCE, SELL, OR REFOCUS OUR OPERATIONS AND OUR BUSINESS; RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE MATERIALLY AND ADVERSELY AFFECTED.

        From time to time during the past several years, we have raised additional capital from external sources. We expect to continue to have to raise additional capital from external sources. These sources may include private or public financings through the issuance of debt, convertible debt or equity, or collaborative arrangements. Andrea has engaged an investment banker to assist it in seeking additional capital and funding. Additional capital and funding may not be available on favorable terms, if at all. Additionally, we may only be able to obtain additional capital or funds through arrangements that require us to relinquish rights to our products, technologies or potential markets, in whole or in part, or result in the sale of Andrea. In the event we are unsuccessful in raising additional capital or funding, our funding will be primarily reliant upon existing funding sources and gross cash flows from operations which are expected to be insufficient to maintain our operations at current levels. Additionally, Andrea's funding and capital raising efforts could trigger change in control payments due to certain executive officers of Andrea under their employment contracts.

SHARES ELIGIBLE FOR FUTURE SALE MAY HAVE AN ADVERSE EFFECT ON MARKET PRICE; YOU MAY EXPERIENCE SUBSTANTIAL DILUTION.

        Sales of a substantial number of shares of our Common Stock in the public market could have the effect of depressing the prevailing market price of our Common Stock. Of the 70,000,000 shares of Common Stock presently authorized, 15,503,866 were outstanding as of September 7, 2001. This does not include 5,915,625 shares of our Common Stock reserved for issuance upon exercise of outstanding awards granted under our 1991 Performance Equity Plan and 1998 Stock Plan and shares of our Common Stock reserved for further awards under the 1998 Stock Plan and 20,496,848 shares of Common Stock reserved for issuance upon conversion of the Series B and Series C convertible preferred stock and exercise of related warrants. In addition, in May 1998, we issued 1,800,000 shares of Common Stock as part of the consideration for our acquisition of Lamar Signal Processing, Ltd. Trading restrictions on these 1,800,000 shares have expired and are subject to demand and piggyback registration rights. To date, 920,880 of the 1,800,000 shares have been registered for sale under the Securities Act of 1933.

CONVERSIONS OF OUR SERIES B CONVERTIBLE PREFERRED STOCK AND SERIES C CONVERTIBLE PREFERRED STOCK MAY RESULT IN SUBSTANTIAL DILUTION TO OTHER HOLDERS OF OUR COMMON STOCK.

        As of September 7, 2001, we had 283 shares of Series B convertible preferred stock and 750 shares of Series C convertible preferred stock outstanding. Both the Series B convertible preferred stock and the Series C convertible preferred stock are convertible into shares of Common Stock, subject to ownership limitations that prohibit the holders of the preferred stock from owning more than 4.99% of the outstanding shares of Common

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Stock at the time of  conversion or 9.99% over the sixty day period prior to the conversion. These restrictions do not prevent purchasers from converting and selling some of their holdings and then later converting the rest of their holdings.

AS THE PRICE OF OUR COMMON STOCK DECREASES, THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF OUR SERIES B CONVERTIBLE PREFERRED STOCK AND SERIES C CONVERTIBLE PREFERRED STOCK INCREASES.

        The variable conversion price of the Series B convertible preferred stock and any reset of the conversion price of the Series C convertible preferred stock are functions of the market price of our Common Stock. If the price of our Common Stock decreases over time, the number of shares of Common Stock issuable upon conversion of each series will increase. In addition, In accordance with the provisions of Emerging Issues Task Force Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", Andrea may be required to record, at the time of exercise for such additional Preferred Shares, a charge to accumulated deficit as a result of this beneficial conversion right.


        The following table illustrates the varying amounts of shares of Common Stock issuable upon conversion of all 283 shares of Series B Convertible Preferred Stock at the indicated conversion prices (without regard to any limitations on conversion) and assuming that the 4% additional amount is paid in cash:


                                                                  Percentage of
                        Assumed Number       Number of Shares      Outstanding
      Assumed              of Shares         Outstanding after        Common
 Conversion Price        Converted(1)       Assumed Conversion       Stock(2)
-------------------   -------------------   -------------------   --------------
       $0.50              5,660,000            21,163,886              27%
       $1.50              1,886,667            17,390,553              11%
       $2.50              1,132,000            16,635,886               7%
       $3.50                808,571            16,312,457               5%
       $4.50                628,889            16,132,775               4%
       $5.50                514,545            16,018,431               3%
       $6.50                435,385            15,939,271               3%
       $7.50                377,333            15,881,219               2%
--------------------------------------------------------------------------------

----------------------------------
(1) The Series B Holder is prohibited from converting its holdings of the Series B Convertible Preferred Stock if after giving effect to such conversion it would beneficially own in excess of 4.99% or, over the sixty day period prior to the conversion, 9.99% of the outstanding shares of our Common Stock following such conversion. The numbers in this column do not reflect these limitations.
(2) Based on 15,503,866 shares of Common Stock outstanding as of September 7, 2001.

        The following table illustrates, as of any reset date and assuming the conversion price indicated is lower than the then applicable conversion price on that date, the varying amounts of shares of Common Stock that would be issuable upon conversion of all outstanding 750 shares of Series C convertible preferred stock at the indicated

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conversion prices (without regard to any limitations on conversion) and assuming that the 5% additional amount is paid in cash:

                                                                  Percentage of
                        Assumed Number       Number of Shares      Outstanding
      Assumed              of Shares         Outstanding after        Common
 Conversion Price        Converted(1)       Assumed Conversion       Stock(2)
-------------------   -------------------   -------------------   --------------
      $0.40              18,750,000            34,253,886              55%
      $0.55              13,636,364            29,140,250              47%
      $0.70              10,714,286            26,218,172              41%
      $0.85               8,823,529            24,327,415              36%
      $1.00               7,500,000            23,003,886              33%
      $1.15               6,521,739            22,025,625              30%
      $1.30               5,769,231            21,273,117              27%
      $1.44               5,208,333            20,712,219              25%
--------------------------------------------------------------------------------

----------------------------------
(1) The Series C Holder is prohibited from converting its holdings of the Series C Convertible Preferred Stock if after giving effect to such conversion it would beneficially own in excess of 4.99% or, over the sixty day period prior to the conversion, 9.99% of the outstanding shares of our Common Stock following such conversion. The numbers in this column do not reflect these limitations.
(2) Based on 15,503,866 shares of Common Stock outstanding as of September 7, 2001.

        The following table illustrates the varying amounts of shares of Common Stock that would be issuable upon conversion of all 283 outstanding shares of Series B convertible preferred stock and all 750 outstanding shares of Series C convertible preferred stock at the indicated conversion prices (without regard to any limitations on conversion) and assuming that all additional amounts are paid in cash:

                                                                  Percentage of
                        Assumed Number       Number of Shares      Outstanding
      Assumed              of Shares         Outstanding after       Common
 Conversion Price      Converted(1)(2)(3)    Assumed Conversion      Stock(4)
-------------------   -------------------   -------------------   --------------
      $0.50              20,660,000            36,163,886              57%
      $1.00              10,330,000            25,833,886              40%
      $1.44               7,173,611            22,677,497              32%
      $2.50               6,340,333            21,844,219              29%
      $3.50               6,016,905            21,520,791              28%
      $4.50               5,837,222            21,341,108              27%
      $5.50               5,722,879            21,226,765              27%
      $6.50               5,643,718            21,147,604              27%


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      $7.50               5,585,667            21,089,553              26%

--------------------------------------------------------------------------------

----------------------------------
(1) The calculation assumes that the conversion price of the Series B and Series C convertible preferred stock are the same at the assumed conversion prices of $.50, $1.00 and $1.44. This could only occur if the market price of Andrea's Common Stock declines, and at a future reset date, the conversion price of the Series C adjusts to the then prevailing market price (the current fixed conversion price of the Series C is $1.44, and such conversion price is fixed unless adjusted downward at a future reset date).
(2) The calculation assumes that for any conversion of the Series B convertible preferred stock when the prevailing market price is above $1.44, the Series C would still be converted at its maximum conversion price of $1.44.
(3) The Series B and Series C holder is prohibited from converting the Series C or Series B convertible preferred stock, or from exercising the warrants issued in connection with the Series B convertible preferred stock, if after giving effect to such conversion it would beneficially own in excess of 4.99% or, over the sixty day period prior to the conversion, 9.99% of the outstanding shares of our Common Stock following such conversion.
(4) Based on 15,503,866 shares of Common Stock outstanding as of September 7, 2001.


SALES OF AN INCREASED NUMBER OF SHARES OF COMMON STOCK ISSUED UPON CONVERSION OF THE SERIES B CONVERTIBLE PREFERRED STOCK AND THE SERIES C CONVERTIBLE PREFERRED STOCK RESULTING FROM A DECLINING MARKET PRICE FOR OUR COMMON STOCK CAN CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE FURTHER.

        Disregarding the manner in which the shares of Common Stock issued upon conversion of the Series B convertible preferred stock and the Series C convertible preferred stock are sold as well as any other factors such as reactions to our operating results and general market conditions which may be operative in the market at such time, an increase in the number of shares of Common Stock eligible for sale can cause a decrease in the market price of our Common Stock. This decrease would reduce the conversion prices of the Series B convertible preferred stock and the Series C convertible preferred stock, leading to a further increase in the number of shares of Common Stock issuable upon future conversions and a further decline in our stock price.

SHORT SALES OF OUR COMMON STOCK MAY BE ATTRACTED BY OR ACCOMPANY CONVERSIONS OF SERIES B CONVERTIBLE PREFERRED STOCK AND SERIES C CONVERTIBLE PREFERRED STOCK, WHICH SALES MAY CAUSE DOWNWARD PRESSURE UPON THE PRICE OF OUR COMMON STOCK.

        Short sales of our Common Stock may be attracted by or accompany the sale of converted Common Stock, which in the aggregate could cause downward pressure upon the price of the Common Stock, regardless of our operating results, thereby attracting additional short sales of the Common Stock. The result of conversions of the Series B and Series C convertible preferred stock at declining conversion prices would be increasing and substantial dilution of the interests of the other holders of Common Stock.

IF WE FAIL TO MARKET AND COMMERCIALIZE OUR ANDREA ANTI-NOISE AND ANDREA DIGITAL SIGNAL PROCESSING MICROPHONE AND SOFTWARE PRODUCTS AS WELL AS OUR AIRCRAFT COMMUNICATIONS PRODUCTS, OUR REVENUES MAY NOT INCREASE AT A HIGH ENOUGH RATE TO IMPROVE OUR RESULTS OF OPERATIONS OR AT ALL.

        Our business, results of operations and financial condition depend on successful commercialization of our Andrea Anti-Noise and Andrea DSP Microphone and Software products and technologies. Since we began sales of the initial Andrea Anti-Noise products in 1995, we have been expanding the number of products in this line. We introduced our first Andrea Digital Super Directional Array products in 1998 and we are initially targeting these and our other Andrea DSP Microphone and Software products at the market for computer-based automobile monitoring and control systems for use by drivers and passengers. This market is commonly referred to as the automobile

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telematics  market.  The  success  of these  products  is  subject  to the risks
frequently   encountered   by   companies   in  an  early   stage   of   product
commercialization, particularly companies in the computing and communications industries.

IF WE ARE UNABLE TO OBTAIN MARKET ACCEPTANCE OF OUR VOICE INTERFACE AND INTERNET COMMUNICATIONS PRODUCTS AND TECHNOLOGIES, OR IF MARKET ACCEPTANCE OF THESE PRODUCTS AND TECHNOLOGIES OCCURS AT A SLOW RATE, THEN OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL BE MATERIALLY AND ADVERSELY AFFECTED.

        We and our competitors are focused on developing and commercializing products and technologies that enhance the use of voice, particularly in noisy environments, for a broad range of computer and communications applications. These products and technologies have been rapidly evolving and the number of our competitors has grown, but the markets for these products and technologies are subject to a high level of uncertainty and have been developing slowly. We, alone or together with our industry, may be unsuccessful in obtaining market acceptance of these products and technologies.

IF WE FAIL TO DEVELOP AND SUCCESSFULLY INTRODUCE NEW PRODUCTS AND TECHNOLOGIES IN RESPONSE TO COMPETITION AND EVOLVING TECHNOLOGY, WE MAY NOT BE ABLE TO ATTRACT NEW CUSTOMERS OR RETAIN CURRENT CUSTOMERS.

        The markets in which we sell our Andrea Anti-Noise and Andrea DSP Microphone and Software products and our Aircraft Communication products are highly competitive. We may not compete successfully with any of our competitors. Most of our current and potential competitors have significantly greater financial, technology development, marketing, technical support and other resources than we do. Consequently, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, marketing, and sale of their products than we can. One or more of these competitors may independently develop technologies that are substantially equivalent or superior to our technology. The introduction of products incorporating new technologies could render our products obsolete and unmarketable and could exert price pressures on existing products.

        We are currently engaged in the development of digital signal processing products and technologies for the voice, speech and natural language interface markets. We may not succeed in developing these new digital signal processing products and technologies, and any of these new digital signal processing products or technologies may not gain market acceptance.

        In the markets for our aircraft communications products, we often compete with major defense electronics corporations as well as smaller manufacturing firms which -specialize in supplying products and technologies for specific military initiatives. Further, the markets for our products and technologies are characterized by evolving industry standards and specifications that may require us to devote substantial time and expense to adapt our products and technologies. We may not successfully anticipate and adapt our products and technologies in a cost effective and timely manner to changes in technology and industry standards or to introductions of new products and technologies by others that render our then existing products and technologies obsolete.

IF OUR MARKETING COLLABORATORS DO NOT EFFECTIVELY MARKET THOSE OF THEIR PRODUCTS WITH WHICH OUR PRODUCTS ARE INCLUDED OR INCORPORATED, OUR SALES GROWTH COULD BE ADVERSELY AFFECTED.

        We have entered into several collaborative and distribution arrangements with software publishers and computer hardware manufacturers relating to the marketing and sale of Andrea Anti-Noise products and Andrea DSP Microphone and Software products through inclusion or incorporation with the products of our collaborators. Our success will therefore be dependent to a substantial degree on the efforts of these collaborators to market those of their products with which our products are included or incorporated. Our collaborators may not successfully market these products. In addition, our collaborators generally are not contractually obligated to any minimum

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level of sales of our  products  or  technologies,  and we have no control  over their marketing efforts. Furthermore, our collaborators may develop their own microphone, earphone or headset products that may replace our products or technologies or to which they may give higher priority.

IF WE FAIL TO MAINTAIN SALES OF ANDREA ANTI-NOISE PRODUCTS AND ANDREA DSP MICROPHONE AND SOFTWARE PRODUCTS TO IBM, WE WOULD EXPERIENCE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

        We are substantially dependent on our product procurement relationship with IBM. During the 2001 Second Quarter, IBM and certain of IBM's affiliates, distributors, licensees and integrators accounted for 25% of our net sales. This represents an approximate 49% decrease from the 2000 Second Quarter. While we are a party to a procurement agreement with IBM covering the purchase by IBM of certain of our Andrea Anti-Noise microphone and earphone products for inclusion with certain of IBM's personal computer products, IBM is not obligated to purchase these products and is free to purchase microphone and earphone products and technologies from our competitors. Our failure to maintain sales of Andrea Anti-Noise Products and Andrea DSP Microphone and Software Products to IBM would have a material adverse effect on our business, results of operations and financial condition.

IF WE FAIL TO MAINTAIN SALES OF AIRCRAFT COMMUNICATION PRODUCTS TO THE U.S. GOVERNMENT, WE WOULD EXPERIENCE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

        We are substantially dependent on product sales to the U.S. Government. During the 2001 Second Quarter, the U.S. Government accounted for 27% of our net sales. The U.S. Government is not obligated to continue to purchase these products and is free to purchase similar products from our competitors. Our failure to maintain sales of Aircraft Communication Products to the U.S.
Government would have a material adverse effect on our business, results of operations and financial condition.

SHORTAGES OF, OR INTERRUPTIONS IN, THE SUPPLY OF MORE SPECIALIZED COMPONENTS FOR ALL OF OUR PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR SALES.

        We conduct assembly operations at our facilities in New York and Israel and through subcontractors using purchased components. Some specialized components for our products, such as microphones, digital signal processing boards and mechanical switches, as well as other discrete components, are available from a limited number of suppliers and subject to long lead times. We may not be able to continue to obtain sufficient supplies of these more specialized components, particularly if our sales increase substantially or market demand for these components otherwise increases.

IF OUR SUBCONTRACTOR FAILS TO MEET OUR PRODUCTION AND SHIPMENT SCHEDULES, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD BE MATERIALLY AND ADVERSELY AFFECTED.

        We conduct assembly operations at our facilities in New York and Israel and through subcontracting. During initial production runs of Andrea Anti-Noise and Andrea DSP Microphone products, we perform assembly operations at our New York facility from purchased components. As sales of any particular product increase, assembly operations are primarily transferred to a subcontractor in Asia.

OUR ABILITY TO COMPETE MAY BE LIMITED BY OUR FAILURE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY OR BY PATENTS GRANTED TO THIRD PARTIES.

        We rely on a combination of patents, patent applications, trade secrets, copyrights, trademarks, nondisclosure agreements with our employees, licensees and potential licensees, limited access to and dissemination of our proprietary information, and other measures to protect our intellectual property and proprietary rights.

However, the steps that we have taken to protect our intellectual property may not prevent its misappropriation or circumvention. In addition, numerous patents have been granted to other parties in the fields of noise cancellation, noise reduction, computer voice recognition, digital signal processing and related subject matter. We expect that products in these fields will increasingly be subject to claims under these patents as the numbers of products and competitors in these fields grow and the functionality of products overlap. Claims of this type could have an adverse effect on our ability to manufacture and market our products or to develop new products and technologies, because the parties holding these patents may refuse to grant licenses or only grant licenses with onerous royalty requirements. Moreover, the laws of other countries do not protect our proprietary rights to our technologies to the same extent as the laws of the United States.

AN UNFAVORABLE RULING IN ANY CURRENT LITIGATION  PROCEEDING OR FUTURE PROCEEDING
MAY  ADVERSELY  AFFECT  OUR  BUSINESS,   RESULTS  OF  OPERATIONS  AND  FINANCIAL
CONDITION.

        From time to time we are subject to litigation incidental to our business. For example, we are subject to the risk of adverse claims, interference proceedings before the U.S. Patent and Trademark Office, oppositions to patent applications outside the United States, and litigation alleging infringement of the proprietary rights of others. Litigation to establish the validity of patents, to assert infringement claims against others, and to defend against patent infringement claims can be expensive and time-consuming, even if the outcome is in our favor.

        As more fully disclosed in "Item 3. Legal Proceedings" in our annual report on Form 10-K for the year ended December 31, 2000 incorporated herein by reference, on November 17, 1998 a complaint was filed against us in the U.S. District Court for the Eastern District of New York by NCT Group, Inc. and NCT Hearing Products, Inc., one of NCT's subsidiaries, requesting a declaration that two of our patents, which relate to active noise reduction technology applicable to aircraft passenger headphones, are invalid and unenforceable and that these patents are not being infringed by NCT's products. The complaint also seeks to enjoin us from engaging in certain alleged activities and seeks compensatory damages of not less than $5 million, punitive damages of not less than $50 million and plaintiffs' costs and attorneys' fees.

        On December 30, 1998, we filed and served an answer to the NCT complaint, denying the allegations and asserting affirmative defenses and counterclaims. The counterclaims seek injunctive relief for patent infringement, trademark infringement, false designation of origin and unfair competition. We are also seeking exemplary and punitive damages, prejudgment interest on all damages, costs, reasonable attorneys' fees and expenses. During the second half of 1999, both NCT and Andrea submitted briefs to the court on whether to have an early hearing on the meaning of the claims in the two Andrea patents. This type of hearing is called a "Markman Hearing." We are unable to anticipate when the court will issue a decision on this question. We and NCT are proceeding with discovery, including document production and depositions. If this suit is ultimately resolved in favor of NCT, we could be materially adversely effected. We believe, however, that NCT's allegations are without merit and we intend to vigorously defend ourselves and to assert against NCT the claims described above.

        As more fully disclosed in "Item 3. Legal Proceedings" in our annual report on Form 10-K for the year ended December 31, 2000 incorporated herein by reference, on March 11, 1999, we were notified about a claim filed with the New York State Environmental Protection and Spill Compensation Fund by the owners (Mark J. Mergler and Ann Mergler) of property adjoining our former Long Island City facility. This claim alleges property damages arising from petroleum migrating from our former facility and was purportedly detected in the basement of the claimants' property. In their claim to the fund, the claimants alleged that their property has been damaged and that they have incurred remedial costs. In the event the fund honors this claim in whole or in part, we may be liable to reimburse the fund. The New York State Department of Environmental Conservation has asserted a demand that we investigate and remediate the discharge of petroleum from a fuel oil storage tank at our former Long Island City facility, and determine whether the petroleum discharge has migrated to the claimants' adjoining property.

        We engaged environmental consultants to investigate the discharge from the fuel oil storage tank and we are currently funding remediation work. We denied, however, the allegations that any petroleum discharge has migrated to the claimant's property and objected to the claim made by the claimant to the fund. On September 2, 1999, a civil action related to this matter was commenced in the Nassau County Supreme Court by Mark J. Mergler and Ann Mergler. The plaintiffs allege that the fuel oil released from the heating system of our former facility has migrated beneath and onto the neighboring property causing in excess of $1,000,000 in direct and consequential damages. The plaintiffs' allegations against us include, negligence, nuisance and strict liability under the New York State Navigation Law. We have submitted an answer denying the allegations and all liability relating to the alleged property damage. This lawsuit is at an early stage and we are unable to evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss, if any.

CHANGES IN ECONOMIC AND POLITICAL CONDITIONS OUTSIDE THE UNITED STATES COULD ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

        We have been seeking to increase our sales to regions outside the United States, particularly in Europe and areas in the Americas and Asia. For the 2001 Second Quarter, sales to customers outside the United States accounted for approximately 22% of our net sales. International sales and operations are subject to a number of risks, including:

        o      trade restrictions in the form of license requirements;

        o restrictions on exports and imports and other government controls;

        o      changes in tariffs and taxes;

        o      difficulties in staffing and managing international operations;

        o      problems in establishing and managing distributor relationships;

        o      general economic conditions; and

        o      political  and economic  instability  or  conflict,  particularly
               current  Middle  Eastern   hostilities  which  could  impact  our
               research and development operations in Israel.

        To date, we have invoiced our international sales in U.S. dollars, and have not engaged in any foreign exchange or hedging transactions. We may not continue to be able to invoice all our sales in U.S. dollars and to avoid engaging in foreign exchange or hedging transactions. If we are required to invoice any material amount of international sales in non-U.S. currencies, fluctuations in the value of non-U.S. currencies relative to the U.S. dollar may adversely affect our business, results of operations and financial condition or require us to incur hedging costs to counter such fluctuations.

IF WE ARE UNABLE TO ATTRACT AND RETAIN THE NECESSARY MANAGERIAL, TECHNICAL AND OTHER PERSONNEL NECESSARY FOR OUR BUSINESS, THEN OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL BE HARMED.

        Our performance is substantially dependent on the performance of our executive officers and key employees. The loss of the services of any of these executive officers or key employees could have a material adverse effect on our business, results of operations and financial condition. Our future success depends on our continuing ability to attract and retain additional highly qualified managers and technical personnel. Competition for qualified personnel is intense and we may not be able to attract, assimilate or retain qualified personnel in the future.

                               ANDREA ELECTRONICS

        Our mission is to provide the emerging "voice interface" markets with state-of-the-art communications products. The idea underlying these markets is that natural language spoken by the human voice will become an important means by which to control many types of computing devices and other appliances and equipment that contain microprocessors. We are designing and marketing our products and technologies to be used for these "natural language, human/machine" interfaces with:

         o desktop, laptop and hand-held computers and mobile personal computing devices;

         o     military and commercial aircraft systems;

         o     cellular and other wireless communication devices; and

         o     automotive communication systems.

        We believe that end users of these applications and interfaces will require high quality microphone and earphone products that enhance voice transmission, particularly in noisy environments. To improve our product offering, we are utilizing digital signal processing technology. This technology converts voice signals to digital signals which can then be processed in microprocessors and similar electronic devices to reduce external interference and increase clarity. In order to further our efforts to develop digital signal processing technology, in May 1998, we acquired Lamar Signal Processing, Ltd., an Israeli corporation engaged in the development of noise cancellation microphones covering a wide range of audio and acoustic applications.

        High quality audio communication technologies is also required for emerging applications for microphones located several feet from the person speaking, or far-field microphone technology. Applications in this area range include:

         o continuous speech dictation to personal computer and personal data assistants;

         o multiparty video teleconferencing and software that allows participants to see and jointly edit documents, spreadsheets and other information; and

         o natural language-driven interfaces for automobiles, home and office automation.

        We believe that an increasing number of these devices will be introduced during the next several years.

        We outsource the assembly of most of our Andrea Anti-Noise products from purchased components, and we are currently assembling our Andrea DSDA microphone and software products from purchased components at our New York and Israeli facilities. We manufacture our Aircraft Communications products at our New York facility.

        Our strategy is to

         o maintain and extend our market position with our Aircraft Communications and Andrea Anti-Noise products;

         o broaden our Andrea Anti-Noise product lines and Andrea DSDA microphone and software product lines through internal research and development and, from time to time, strategic acquisitions;

         o design our products to satisfy specific end-user requirements identified by our collaborative partners; and

         o outsource manufacturing of some of our products in order to achieve economies of scale.

        An important element of our strategy for expanding the channels of distribution and broadening the base of users for our products is our collaborative arrangements with manufacturers of computing and communications equipment, software publishers, and distributors and retailers actively engaged in the various markets in which our products have application. Under some of these arrangements, we supply our products for sale by our collaborative partners. Under others, the collaborative partners supply us with software that we include with our products. In addition, we have been increasing our own direct marketing efforts.

        The success of our strategy will depend on our ability to, among other things,

         o     increase sales,

         o     contain costs,

         o     manage growth,

         o introduce additional Andrea Anti-Noise products and Andrea DSDA microphone and software products,

         o maintain the competitiveness of our technologies through successful research and development, and

         o     achieve widespread adoption of our products and technologies.

                           FORWARD LOOKING STATEMENTS

        We make  certain  "forward-looking  statements"  within  the  meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, throughout this prospectus and in the documents we incorporate by reference into this prospectus. The words "anticipates," "believes," "estimates," "expects," "intends," "plans," "seeks," variations of such words, and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations, estimates and projections about our business and industry, our beliefs and certain assumptions made by our management. Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties including economic, competitive, governmental, technological and other factors which may affect our business and prospects.

        These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Important factors which could cause our actual results to differ materially from the forward-looking statements in this prospectus include, but are not limited to, those identified in this prospectus under "Risk Factors" and those described in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the fiscal year ended December 31, 2000, our Form 10-Q for the quarter ended March 31, 2001, our Form 10-Q for the quarter ended June 30, 2001 and in any other filings which are incorporated by reference in this prospectus.

        You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. Forward-looking statements in this prospectus speak only as of the date of this prospectus. We have ongoing disclosure obligations under the federal securities laws to file periodic quarterly and annual reports as well as current reports that cover events that are material to our business, results of operations and financial condition. These reports could contain information that reflect subsequent developments relating to forward-looking statements in this prospectus. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

                                 USE OF PROCEEDS

        All of the shares of Common Stock offered hereby are being offered for the account of the selling stockholders. We will not receive any proceeds from the sale by the selling stockholders of the Common Stock made pursuant to this registration statement.

                              SELLING STOCKHOLDERS

        We are registering the shares in order to permit the selling stockholders to offer the shares of Common Stock for resale from time to time. The shares of Common Stock being offered by HFTP Investment L.L.C. are issuable upon conversion of the Series C convertible preferred stock. For additional information regarding the Series C convertible preferred stock, see "Description of Capital Stock -- Preferred Stock." None of the selling stockholders has had any material relationship with us in the past three years.

        The following table sets forth as of September 28, 2001 the name of the selling stockholders, the number of shares of Common Stock owned beneficially by the selling stockholders, calculated in the manner described below, the number of shares which may be offered pursuant to this prospectus and the number of shares and percentage of class to be owned by each of the selling stockholders after this offering.

        For HFTP Investment L.L.C., the second column lists the number of shares of Common Stock held, plus the number of shares of Common Stock, based on its ownership of Series C convertible preferred stock as well as Series B preferred stock and related warrants, that would have been issuable to the selling stockholder as of September 28, 2001 assuming conversion of all Series B and Series C convertible preferred stock and exercise of the warrants issued in connection with the Series B convertible preferred stock held by the selling stockholder on that date, without regard to any limitations on conversions or exercise. Because conversion of the Series B and Series C convertible preferred stock is based on a formula that may depend on the market price of our Common Stock, the numbers listed in the second column may fluctuate from time to time. The third column lists the shares of Common Stock being offered by this prospectus by the selling stockholders.

        In accordance with the terms of the registration rights agreement with the holder of the Series C convertible preferred stock, this prospectus covers the resale of at least that number of shares of Common Stock equal to the product of 2.0 and the number of shares of Common Stock issuable upon conversion of the Series C convertible preferred stock, without regard to any limitations on conversions, determined as if the outstanding Series C convertible preferred stock was converted in full as of the date immediately preceding the filing of the registration statement of which this prospectus is a part. Because of adjustments at the reset dates, at maturity or upon dilutive issuances, the number of shares that will actually be issued upon conversion of the Series C convertible preferred stock may be more or less than the 10,890,411 shares being offered by this prospectus for the holder of the Series C convertible preferred stock.

        The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

        Under the certificate of amendment for the Series C convertible preferred stock, the Series C Holder is prohibited from converting its holdings of the Series C Convertible Preferred Stock or Series B Convertible Preferred Stock or from exercising the Warrants issued in connection witht the Series B Convertible Preferred Stock if after giving effect to such conversion or exercise it would beneficially own in excess of 4.99% or, over the sixty day period prior to the conversion, 9.99% of the outstanding shares of our Common Stock following such conversion. The number of shares in the second column and fourth column and the percentage in the fifth column for HFTP does not reflect this limitation.

        The selling stockholders may sell all, some or none of its shares in this offering. See "Plan of Distribution."

        The "Shares Beneficially Owned After the Offering" column assumes the sale of all shares offered. The "Percentage of Class" column is based on 15,503,866 shares of Common Stock outstanding as of September 28, 2001.

                                                                          Shares
                                    Shares                                Beneficially
                                    Beneficially         Shares Offered   Owned            Percentage
                                    Owned Prior To       By This          After               of
Selling Stockholder                 The Offering(1)      Prospectus       The Offering       Class
--------------------------------    ---------------      ---------------  --------------     -----

HFTP Investment L.L.C.(1)          12,570,834            10,890,411       7,110,646          25.6%

Ventnor LLC (2)                        92,835                61,890          30,945            *

Cherry Hill LLC (2)                   144,738                96,492          48,246            *

Marla LLC (2)                         144,663                96,442          48,221            *

Knighthawk Investment LLC (2)          98,904                65,936          32,968            *
--------------------------------
*        Represents less than 1%.

(1) In addition to the 5,460,188 shares issuable as of September 28, 2001 upon conversion of the Series C preferred stock, includes up to 6,788,117 shares of Common Stock issuable upon conversion of the Series B convertible preferred stock and exercise of related warrants held of record by HFTP Investment LLC, without regard to any limitations on conversions or exercises. Promethean Asset Management, LLC, a New York limited liability company, serves as investment manager to HFTP Investment L.L.C. and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP. HFTP is not a registered broker-dealer. HFTP, however, is under common control with, and therefore an affiliate of, Promethean Capital Group LLC which is a registered broker-dealer.
(2) The natural person having the ultimate voting power over the ordinary shares is Fred Knoll.
--------------------------------
*        Represents less than 1%.

                          DESCRIPTION OF CAPITAL STOCK

        As of September 7, 2001 our authorized capital stock totaled 75,000,000 shares, consisting of:

         (1) 70,000,000 shares of Common Stock, par value $.50 per share, of which 15,503,866 shares were issued and outstanding; and

         (2) 5,000,000 shares of preferred stock, par value $.01 per share, of which

               (a)    25,000   shares   were   designated    Series   A   junior
                      participating preferred stock, none of which were issued and outstanding,

               (b) 1,500 shares were designated as Series B convertible preferred stock, of which 283 shares were issued and outstanding,

               (c) 1,000 shares were designated Series C preferred stock, of which 750 shares were issued and outstanding and

               (d) 4,972,500 shares of preferred stock which have not been designated.

        Of the 15,503,866 shares of Common Stock outstanding on September 7, 2001, this amount does not include 5,915,625 shares of Common Stock reserved for issuance upon exercise of options granted under our 1991 Performance Equity Plan and 1998 Stock Plan and 20,496,848 shares of common stock reserved for issuance upon conversion of the Series B and Series C convertible preferred stock and exercise of related warrants.

                                  COMMON STOCK

        The holders of our Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive dividends when declared by our board of directors, at their discretion, from legally available funds. The holders of our Common Stock are not entitled to preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our Common Stock.

        Upon liquidation or dissolution, the holders of our Common Stock are entitled to receive all assets available for distribution to shareholders, subject to the preferential rights of the holders of Series B and Series C convertible preferred stock and any other series of preferred stock that may be then outstanding.

                                 PREFERRED STOCK

        Shares of preferred stock are issuable in one or more series at the time or times and for the consideration as our board of directors may determine. All shares of each series of preferred stock shall be equal in rank and identical in all respects. Authority is expressly granted to our board of directors to fix from time to time, by resolution or resolutions providing for

        o the establishment and/or issuance of any series of preferred stock,

        o      the designation of any series of preferred stock,

        o the powers, preferences and rights of the shares of that series, and

        o the qualifications, limitations or restrictions of the preferred stock.

        We currently have designated three series of preferred stock. Each series of preferred stock is summarized below. While we have no present intention to issue shares of any additional series of preferred stock, any such issuance could dilute the equity of the outstanding shares of Common Stock and could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, any newly issued preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

        Under our Shareholder Rights Plan, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Common Stock outstanding as of the close of business on May 7, 1999. Each purchase right entitles the holder to purchase one-thousandth of a share of our Series A junior participating preferred stock, par value $0.01 per share, at an exercise price of $50. These purchase rights will not be exercisable unless a person or group acquires, or announces the intent to acquire, beneficial ownership of 20% or more of our Common Stock.

        Each share of Series A junior participating preferred stock shall entitle the holder to 1,000 votes on all matters submitted to a vote of our stockholders.

        Subject to the rights of the holders of any series of preferred stock ranking senior to the Series A junior participating preferred stock with respect to dividends, each holder of a share of Series A junior participating preferred stock, in preference to the holders of shares of Common Stock, will be entitled to a dividend equal to one thousand times any dividend declared per share of Common Stock.

        Upon our liquidation or dissolution, holders of Series A junior participating preferred stock are entitled to:

          (1) $1,000 per share, plus accrued and unpaid dividends and distributions, or an aggregate amount per share (subject to adjustment) equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Stock, before we make any distributions to the holders of stock ranking junior to the Series A junior participating preferred stock; or

               pro rata distributions in proportion to the total amounts to which all holders of stock ranking in parity with the Series A junior participating preferred stock are entitled before we make any distributions to those other holders.

        In the case of any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged, each share of Series A junior participating preferred stock shall be similarly exchanged into an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which each share of Common Stock is exchanged.

        The Series A junior participating preferred stock ranks, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of preferred stock. Whenever dividends or distributions payable on the Series A junior participating preferred stock are in arrears, we cannot, until all accrued and unpaid dividends and distributions, whether or not declared, on the Series A junior participating preferred stock outstanding have been paid:

        o declare or pay dividends, or make any other distributions, on any stock ranking junior to the Series A junior participating preferred stock;

        o declare or pay dividends, or make any other distributions, on any stock ranking on a parity with the Series A junior participating preferred stock, except dividends paid ratably on the Series A junior participating preferred stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

        o redeem or purchase or otherwise acquire any stock ranking junior to the Series A junior participating preferred stock, provided that we may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for any of our stock ranking junior to the Series A junior participating preferred stock; or

        o redeem or purchase or otherwise acquire any Series A junior participating preferred stock, or any shares of stock ranking on a parity with the Series A junior participating preferred stock, except in accordance with a purchase offer made in writing or by publication to all holders of such shares upon such terms as the board of directors shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

        The shares of Series A junior participating preferred stock are also subject to antidilution provisions which are triggered in the event of stock splits, recapitalizations, or other dilutive transactions. The Series A junior participating preferred stock is not redeemable.

SERIES B CONVERTIBLE PREFERRED STOCK AND WARRANT

        BACKGROUND. On June 18, 1999, we issued 750 shares of the Series B Convertible Preferred Stock, $10,000 stated value per share, and a warrant to purchase, at an exercise price of $8.725 per share, 75,000 shares of Common Stock, for $7.5 million in a private placement to one investor (the "Investor"). At September 7, 2001, 283 shares of B Preferred Stock remain outstanding; 467 shares (including the applicable premium) of B Preferred Stock have been converted into a total of 1,950,723 shares of Common Stock.

        GENERAL TERMS OF THE SERIES B CONVERTIBLE PREFERRED STOCK. The B Preferred Stock has no voting rights, other than as required by law and is not entitled to the payment of dividends. However, the holder is entitled to receive an additional amount in cash or shares of Common Stock, at our option, upon conversion of the B Preferred Stock. The additional amount is calculated based on an annual premium of 4% on the $10,000 per share stated value of the B Preferred Stock.

        In the event of our liquidation or dissolution, the holder of the B Preferred Stock is entitled to receive in cash out of our assets an amount per share equal to $10,000 plus the additional amount described above. The holder of B Preferred Stock is entitled to these amounts in preference to the holders of our Common Stock and any other junior class of our capital stock.

        CONVERSION. Each share of B Preferred Stock is convertible into shares of the Common Stock at the option of the holder, at our option under certain circumstances after June 18, 2002, and mandatorily on the maturity date for the B Preferred Stock, which, subject to a possible required extension, is June 18, 2004. The number of shares of Common Stock into which a share may be converted (the "conversion rate") is equal to $10,000 divided by the conversion price of the B Preferred Stock. The conversion price is variable and, at the time of conversion, will be equal to the average of the two lowest closing bid prices of the Common Stock during the 15 consecutive trading days immediately preceding conversion. However, the conversion price cannot exceed $8.775 per share. There is no minimum conversion price, but the number of shares that may be converted at any one time may be limited. For more information about limitations, see "--Limitations on Conversion."

        We have reserved 9,606,437 shares of Common Stock for issuance upon conversion of shares of the B Preferred Stock (including to satisfy the additional amounts discussed above) and the exercise of the warrant. Depending on the conversion price, this amount may or may not be adequate to account for the total number of shares of Common Stock issuable upon such conversion.

        The following table illustrates the varying amounts of shares of Common Stock issuable upon conversion of all 283 shares of Series B convertible preferred stock at the indicated conversion prices (without regard to any limitations on conversion) and assuming that the 4% additional amount is paid in cash:

                                                                  Percentage of
                        Assumed Number       Number of Shares      Outstanding
      Assumed              of Shares         Outstanding after        Common
 Conversion Price        Converted(1)       Assumed Conversion       Stock(2)
-------------------   -------------------   -------------------   --------------
     $0.50                5,660,000            21,163,886               27%
     $1.50                1,886,667            17,390,553               11%
     $2.50                1,132,000            16,635,886                7%
     $3.50                  808,571            16,312,457                5%
     $4.50                  628,889            16,132,775                4%
     $5.50                  514,545            16,018,431                3%
     $6.50                  435,385            15,939,271                3%
     $7.50                  377,333            15,881,219                2%
--------------------------------------------------------------------------------

----------------------------------
(1) The Series B Holder is prohibited from converting its holdings of the Series B Convertible Preferred Stock if after giving effect to such conversion it would beneficially own in excess of 4.99% or, over the sixty day period prior to the conversion, 9.99% of the outstanding shares of our Common Stock following such conversion. The numbers in this column do not reflect these limitations.
(2) Based on 15,503,866 shares of Common Stock outstanding as of September 7, 2001.


        REDEMPTION. The holder of the B Preferred Stock has the right to require Andrea to redeem all or a portion of its shares upon the announcement of a major transaction or the happening of a triggering event. Major transactions include a merger, consolidation, tender offer or sale of substantially all of Andrea's assets. Triggering events include a default under Andrea's registration obligations with respect to the Series B convertible preferred stock, the delisting of the Common Stock and a default with respect to Andrea's conversion obligations, among other things.

        The redemption price upon the happening of these events would be equal to the greater of 120% of the liquidation value of the B Preferred Stock, and

        o in the case of a major transaction, the product of the conversion rate in effect for the B Preferred Stock and the closing bid price on the date of the public announcement of the transaction;

        o in the case of a triggering event, the product of the conversion rate in effect for the B Preferred Stock and the closing bid price immediately before the triggering event or on the date of the holder's redemption notice.

        In addition, to the extent that Andrea is not able to issue the shares of Common Stock required to be issued upon the voluntary or mandatory conversion of the B Preferred Stock, Andrea could be required to redeem the shares of B Preferred Stock that cannot be converted into Common Stock.

        The redemption price for the B Preferred Stock under these circumstances would be the product of the conversion rate in effect for the B Preferred Stock and the closing bid price for the Common Stock on the applicable conversion date. If Andrea does not timely pay the redemption price, such unpaid amount bears interest at the rate of 2% per month.

        LIMITATIONS ON CONVERSION. The issuance of shares of Common Stock upon conversion of the B Preferred Stock is limited to an amount which, after giving effect to the conversion, would cause the holder to beneficially own in excess of 4.99%, or, together with other shares beneficially owned during the 60-day period prior to such conversion, beneficially own in excess of 9.99% of the outstanding shares of the Common Stock. This calculation excludes the number of shares of Common Stock which would be issuable upon:

        o conversion of the remaining, nonconverted shares of B Preferred Stock beneficially owned by the holder and its affiliates;

        o exercise or conversion of any of the unexercised or unconverted portion of any other of Andrea's securities (including, without limitation, any warrants or convertible preferred stock) subject to a limitation on conversion or exercise analogous to this limitation beneficially owned by the holder and its affiliates.

        This limitation does not prevent the holder from reducing its beneficial ownership by sale or other transfer of Common Stock, and then acquiring additional shares of Common Stock, up to the beneficial ownership limits, by conversion of shares of B Preferred Stock.

        GENERAL TERMS OF THE WARRANT. In connection with the sale of the B Preferred Stock, Andrea issued a warrant to purchase up to 75,000 shares of Common Stock, exercisable at the price of $8.775 per share. The warrant expires on June 18, 2004, subject to certain possible extensions. The right to exercise the warrant is also limited by the 4.99% and 9.99% beneficial ownership limitations described above with respect to the B Preferred Stock. The exercise price and number of shares that may be purchased upon exercise of the warrants are subject to adjustment upon the occurrence of certain dilution events (as defined in the warrant). Andrea intends to use the proceeds, if the warrants are exercised, for working capital and general corporate purposes.

SERIES C CONVERTIBLE PREFERRED STOCK

        The following is a summary of the material terms of the Series C convertible preferred stock. The underlying documents for the Series C convertible preferred stock are a securities purchase agreement, registration rights agreement and a certificate of amendment, all filed as exhibits to our Form 8-K dated October 12, 2000.

        BACKGROUND. On October 10, 2000, Andrea issued 750 shares of the C Preferred Stock, $10,000 stated value per share, for $7.5 million in a private placement to the Investor. Subject to various terms and conditions, the C Preferred Stock, among other things, is convertible into shares of Common Stock at the election of the holder and mandatorily at the maturity date of the C Preferred Stock. The C Preferred Stock has an initial maturity date of October 10, 2002 for those outstanding shares of C Preferred Stock which can be converted into shares of Common Stock on that date without exceeding various limitations on such conversion. In general, for the outstanding shares of C Preferred Stock in excess of those subject to the October 10, 2002 maturity date, the maturity date is extended until five trading days after such shares can be converted into Common Stock without violating the applicable limitations on conversion (or after a triggering event as discussed below under "--Triggering Events").

        ADDITIONAL CLOSINGS. In addition to the issuance of 750 shares of C Preferred Stock on October 10, 2000 as described above, the holder of the C Preferred Stock has an option to purchase additional shares. During the period beginning on October 10, 2000, the initial closing date, and ending on April 11, 2002, the holder, on not more than two occasions, may purchase from Andrea up to an aggregate of 250 additional shares of the C Preferred Stock for up to an additional $2,500,000. The terms and conditions of these additional shares of C Preferred Stock would be identical to existing C Preferred Stock. The conditions to the additional closings include:

        o that our representations in the transaction documents are true and correct as of the date of the additional closing,

        o      our Common Stock is listed with The American Stock Exchange,

        o we deliver all required certificates, opinions, and documents required under the securities purchase agreement, and

        o satisfaction of other terms and conditions, all as more fully set forth in the securities purchase agreement.

        We are using the proceeds from the offering of the Series C convertible preferred stock, including the initial closing and any additional closing, for working capital and general corporate purposes, including the expansion of our sales and marketing capabilities for the commercialization of our anti-noise products and the expansion of our research and development activities.

        GENERAL TERMS OF THE SERIES C CONVERTIBLE PREFERRED STOCK. The C Preferred Stock has no voting rights other than as required by law, and is not entitled to receive dividends. However, the holder of C Preferred Stock is entitled to receive an additional amount in cash or shares of Common Stock, at Andrea's option, upon conversion of the C Preferred Stock. The additional amount is calculated based on an annual premium of 5% on the $10,000 per share stated value of the C Preferred Stock.

        In the event of Andrea's liquidation or dissolution, the holder of the C Preferred Stock is entitled to receive in cash out of Andrea's assets an amount per share of equal to $10,000 plus the additional amount described above. The holder of C Preferred Stock is entitled to receive these amounts in preference to the holders of Andrea's Common Stock and any other junior class of Andrea's capital stock.

        CONVERSION. Each share of C Preferred Stock is convertible into shares of the Common Stock at the option of the holder, at the option of Andrea under certain circumstances after October 10, 2001, and mandatorily on the "maturity date" for the C Preferred Stock. The C Preferred Stock has an initial maturity date of October 10, 2002 for those outstanding shares of C Preferred Stock which can be converted into shares of Common Stock on that date without exceeding various limitations on such conversion. In general, for the outstanding shares of C Preferred Stock in excess of those subject to the October 10, 2002 maturity date, the maturity date is extended until five trading days after such shares can be converted into Common Stock without violating the applicable limitations on conversion (or after a triggering event as discussed below).

        The number of shares of Common Stock into which a share of C Preferred Stock may be converted (the "conversion rate,") is equal to $10,000 divided by the conversion price of the C Preferred Stock. The conversion price was initially equal to $7.0565 per share for the first nine months or 110% of the average of the two lowest closing bid prices of the Common Stock during the five consecutive trading days immediately proceeding the issuance of October 10, 2000. The conversion price will be reset every six months thereafter to the lesser of the then existing conversion price or the average of the two lowest closing bid prices of the Common Stock during the five consecutive trading days immediately preceding the six-month reset dates or, for the period beginning on the day two years after the initial issuance and ending on the maturity of the Series C Preferred Stock, the least of: (i) the then existing conversion price,
(ii) the average of the two lowest closing bid prices of the Common Stock during the 15 consecutive trading days immediately proceding such two year date, or
(iii) the closing bid price on the day of conversion, subject in each case to certain adjustments. The current conversion price is $1.44. There is no minimum conversion price, but the number of shares that may be converted at any one time may be limited. For more information about limitations, see "--Limitations on Conversion."

        Andrea has reserved 10,890,411 shares of Common Stock for issuance upon conversion of the shares of the C Preferred Stock (including to satisfy the additional amounts discussed above). Depending on the conversion price, this amount may or may not be adequate to account for the total number of shares of Common Stock issuable upon such conversion.

        The following table illustrates the varying amounts of shares of Common Stock that would be issuable upon conversion of all outstanding 750 shares of Series C convertible preferred stock at the indicated conversion prices (without regard to any limitations on conversion) and assuming that the 5% additional amount is paid in cash:


                                                                  Percentage of
                        Assumed Number       Number of Shares      Outstanding
      Assumed              of Shares         Outstanding after        Common
 Conversion Price        Converted(1)       Assumed Conversion       Stock(2)
-------------------   -------------------   -------------------   --------------
      $0.40              18,750,000            34,253,886               55%
      $0.55              13,636,364            29,140,250               47%
      $0.70              10,714,286            26,218,172               41%
      $0.85               8,823,529            24,327,415               36%
      $1.00               7,500,000            23,003,886               33%
      $1.15               6,521,739            22,025,625               30%
      $1.30               5,769,231            21,273,117               27%
      $1.44               5,208,333            20,712,219               25%
--------------------------------------------------------------------------------

----------------------------------

(1) The Series C Holder is prohibited from converting its holdings of the Series C Convertible Preferred Stock if after giving effect to such conversion it would beneficially own in excess of 4.99% or, over the sixty day period prior to the conversion, 9.99% of the outstanding shares of our Common Stock following such conversion. The numbers in this column do not reflect these limitations.
(2) Based on 15,503,866 shares of Common Stock outstanding as of September 7, 2001.


        REDEMPTION. The holder of the C Preferred Stock has the right to require Andrea to redeem all or a portion of its shares upon the announcement of a major transaction or the happening of a triggering event. For more information about triggering events, see "--Triggering Events." Major transactions include a merger, consolidation, tender offer or sale of substantially all Andrea's assets.

        The redemption price upon the happening of these events would be equal to the greater of 120% of the liquidation value of the C Preferred Stock, and:

        o in the case of a major transaction, the product of the conversion rate in effect for the C Preferred Stock and the closing bid price on the date of the public announcement of the transaction; or

        o in the case of a triggering event, the product of the conversion rate in effect for the C Preferred Stock and the closing bid price immediately before the triggering event or on the date of the holder's redemption notice.

        In addition, to the extent that Andrea is not able to issue the shares of Common Stock required to be issued upon the voluntary or mandatory conversion of the C Preferred Stock, Andrea could be required to redeem the shares of C Preferred Stock that cannot be converted into Common Stock.

        The redemption price for the C Preferred Stock under these circumstances would be the product of the conversion rate in effect for the C Preferred Stock and the closing bid price for the Common Stock on the applicable conversion date. If Andrea does not timely pay the redemption price, such unpaid amount bears interest at the rate of 2% per month.

        TRIGGERING EVENTS.  A triggering event will occur upon:

        o the lapse of the effectiveness of the registration statement for ten consecutive trading days or for an aggregate of fifteen trading days per year;

        o the unavailability of the registration statement for the sale of all of the shares of Common Stock into which the Series C convertible preferred stock is convertible for a period of ten consecutive trading days or an aggregate of fifteen trading days per year;

        o the delisting of our Common Stock by AMEX for five consecutive trading days or for an aggregate of ten trading days per year;

        o the failure of us or our transfer agent to comply with the conversion obligations of the Series C convertible preferred stock within ten business days after a conversion notice is submitted;

        o our inability to issue conversion shares due to limitations imposed by the requirements of AMEX;

        o our failure to make any excluded redemption event daily payment (as defined in certificate of amendment); and

        o the breach of our representations, warranties, covenants (that are not cured in fewer than ten days) or terms of the transaction documents which would have a material adverse effect (as defined in the certificate of amendment).

        LIMITATIONS ON CONVERSION. The issuance of shares of Common Stock upon conversion of the C Preferred Stock is limited to that amount which, after giving effect to the conversion, would cause the holder to beneficially own in excess of 4.99% or, together with other shares beneficially owned during the 60-day period prior to such conversion, beneficially own in excess of 9.99% of the outstanding shares of the Common Stock. These calculations exclude the number of shares of Common Stock which would be issuable upon:

        o conversion of the remaining, nonconverted shares of C Preferred Stock beneficially owned by the holder and its affiliates;

        o      conversion  of any of the B  Preferred  Stock or  exercise of the
               warrants   issued  in  connection  with  the  B  Preferred  Stock
               beneficially owned by the holder and its affiliates; and

        o exercise or conversion of any of the unexercised or unconverted portion of any other of Andrea's securities (including, without limitation, any warrants or convertible preferred stock) subject to a limitation on conversion or exercise analogous to this limitation beneficially owned by the holder and its affiliates.

        These limitations do not prevent the holder from reducing its beneficial ownership by sale or other transfer of Common Stock, and then acquiring additional shares of Common Stock, up to the beneficial ownership limits, by conversion of shares of C Preferred Stock.

        CONVERSION AT OUR OPTION. As more fully set forth in the certificate of amendment, after one year we may require that the shares of Series C convertible preferred stock be submitted for conversion. We may only exercise this right if the last reported sale price (as reported by Bloomberg) for our Common Stock is greater than $17.64125, among other conditions.

        REGISTRATION OF SHARES. We are obligated by a registration rights agreement to register the Common Stock issuable upon conversion of the Series C convertible preferred stock. We are required by this agreement to initially register with the Commission the resale of at least the number of shares of Common Stock equal to the product of

         (a)   2.0 and

         (b) the number of initial registrable securities (without regard to any limitation on conversion).

        We are also required by the registration rights agreement to initially register with the Commission the resale of at least the number of shares of Common Stock equal to the product of

         (a)   2.0 and

         (b) the number of additional registrable securities (without regard to any limitation on conversion) as of the date immediately preceding the date the registration statement is initially filed.

        We filed the registration statement with respect to the initial shares of Series C convertible preferred stock on December 7, 2000, no later than 60 days after the initial closing date, the initial filing deadline, and had the registration statement declared effective by the Commission on February 14, 2001, no later than 120 days after the initial closing, the initial effectiveness deadline. If the holder elects to purchase additional shares of Series C convertible preferred stock, we have agreed to use our best efforts to file the registration statement with respect to the additional shares of Series C convertible preferred stock as soon as possible but no later than 30 days after the additional closing date and have the registration statement declared effective by the Commission no later than 120 days after the additional closing.

        If we are unable to have the registration statement filed or declared effective in the time required, we shall pay to each holder of registrable securities an amount in cash per registrable security held equal to the product of

        (a)    $10,000 multiplied by

        (b)    the sum of

               (1) .01, if the registration statement is not filed by the initial filing deadline described above, plus

               (2) .01, if the registration statement is not declared effective by the initial effectiveness deadline described above, plus

               (3)    the product of

                      (i)    .0005 multiplied by

                      (ii)   the sum of

                             (x) the number of days after the scheduled filing date that such registration statement is not filed with the Commission, plus

                             (y)    the number of days after the scheduled
effective date that the registration statement is not declared effective by the Commission, plus

                             (z) the number of days that sales cannot be made pursuant to the registration statement after the registration statement has been declared effective by the Commission (excluding days during any allowable grace period set forth in the registration rights agreement).

        We have agreed to indemnify the holders of registrable securities against liabilities under the Securities Act in connection with the registration of the Common Stock issuable upon conversion of the Series C convertible preferred stock. To the extent any indemnification is prohibited or limited by law, we have agreed to make the maximum contribution with respect to any amounts for which we would otherwise be liable under the registration rights agreement to the fullest extent permitted by law. The holders will similarly indemnify us.

        OTHER  TERMS.  The  transaction  documents  relating  to  the  Series  C
convertible   preferred   stock  contain  other   representations,   warranties,
agreements and indemnification obligations of Andrea. The operative agreements

        o contain a right of first refusal in favor of the investors which applies to certain of our private equity financings for one year after the initial closing,

        o restrict our ability to redeem, pay any cash dividends and make certain distributions on our Common Stock,

        o      limit our ability to issue any senior preferred stock, and

        o prohibit us from entering into certain related party transactions except as set forth in the securities purchase agreement.

        The shares of Series C convertible preferred stock are also subject to antidilution provisions which are triggered in the event of certain stock splits, recapitalizations, or other dilutive transactions, as well as issuances of Common Stock at a price below the conversion price in effect, or the issuance of warrants, options, rights, or convertible securities which have an exercise price or conversion price less than the conversion price, other than for certain previously outstanding securities and certain "excluded securities" (as defined in the certificate of amendment). In the event that we issue securities in the future which have a conversion price or exercise price which varies with the market price and the terms of such variable price are more favorable than the conversion price in the Series C convertible preferred stock, the purchasers may elect to substitute the more favorable variable price when making conversions of the Series C convertible preferred stock.

        PLACEMENT AGENT COMPENSATION. We and the purchaser each acknowledges that it has not engaged any placement agent in connection with the sale of the Series C convertible preferred stock.

        USE OF PROCEEDS. The net proceeds of the Series C convertible preferred stock received by us have been and will continue to be used for working capital and general corporate purposes, including the expansion of our sales and marketing capabilities for the commercialization of our anti-noise products and the expansion of our research and development activities. We will not receive any of the proceeds from the sale of Common Stock by the selling stockholder.

        INTERESTS OF CERTAIN PERSONS. None of the investors in the Series C convertible preferred stock transactions is a director, executive officer or five percent or greater shareholder of us or is our affiliate.


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



                              STOCKHOLDER DILUTION

        The conversion of the B Preferred Stock and the C Preferred Stock may result in substantial dilution to other shareholders of the Common Stock.

        The following table illustrates the varying amounts of shares of Common Stock that would be issuable upon conversion of all 283 outstanding shares of B Preferred Stock and all 750 outstanding shares of C Preferred Stock at the indicated conversion prices (without regard to any limitation on conversion), assuming that all additional amounts are paid cash.


                                                                  Percentage of
                        Assumed Number       Number of Shares      Outstanding
      Assumed              of Shares         Outstanding after        Common
 Conversion Price      Converted(1)(2)(3)   Assumed Conversion       Stock(4)
-------------------   -------------------   -------------------   --------------
      $0.50              20,660,000            36,163,886               57%
      $1.00              10,330,000            25,833,886               40%
      $1.44               7,173,611            22,677,497               32%
      $2.50               6,340,333            21,844,219               29%
      $3.50               6,016,905            21,520,791               28%
      $4.50               5,837,222            21,341,108               27%
      $5.50               5,722,879            21,226,765               27%
      $6.50               5,643,718            21,147,604               27%
      $7.50               5,585,667            21,089,553               26%
--------------------------------------------------------------------------------

-------------------------

(1) The calculation assumes that the conversion price of the Series B and Series C convertible preferred stock are the same at the assumed conversion prices of $.50, $1.00 and $1.44. This could only occur if the market price of Andrea's Common Stock declines, and at a future reset date, the conversion price of the Series C adjusts to the then prevailing market price (the current fixed conversion price of the Series C is $1.44, and such conversion price is fixed unless adjusted downward at a future reset date).
(2) The calculation assumes that for any conversion of the Series B convertible preferred stock when the prevailing market price is above $1.44, the Series C would still be converted at its maximum conversion price of $1.44.
(3) The Series B and Series C holder is prohibited from converting the Series C or Series B convertible preferred stock, or from exercising the warrants issued in connection with the Series B convertible preferred stock, if after giving effect to such conversion it would beneficially own in excess of 4.99% or, over the sixty day period prior to the conversion, 9.99% of the outstanding shares of our Common Stock following such conversion.
(4) Based on 15,503,866 shares of Common Stock outstanding as of September 7, 2001.


     ADDITIONAL INFORMATION REGARDING THE TERMS OF THE SERIES B CONVERTIBLE PREFERRED STOCK AND WARRANTS AND THE SERIES C CONVERTIBLE PREFERRED STOCK

        Copies of the relevant documents regarding the issuance of the B Preferred Stock and the C Preferred Stock were filed with the Securities and Exchange Commission as exhibits to Andrea's Reports on Form 8-K, dated June 22, 1999 and October 12, 2000, respectively. Shareholders desiring a more complete understanding of these securities are urged to refer to such disclosures and exhibits.

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



        Andrea will furnish to any shareholder upon receipt of a written or oral request, copies of these Reports on Form 8-K, including exhibits, without charge, to the Corporate Secretary, Andrea Electronics Corporation, 45 Melville Park Road, Melville, New York 11747 (631) 719-1800.

        In connection with Andrea's issuance of the B Preferred Stock and the related warrant and the C Preferred Stock, Andrea filed registration statements on Form S-3 with the Securities and Exchange Commission on July 17, 1999, as amended September 13, 1999 and October 13, 1999, and on December 7, 2000, as amended January 16, 2001, January 31, 2001 and February 14, 2001, respectively. Those registration statements relate to the resale of the shares of Common Stock that are issuable upon conversion of the B Preferred Stock, and upon exercise of the warrants, and upon conversion of the C Preferred Stock.

                           NEW YORK ANTI-TAKEOVER LAW

        We are also subject to provisions of the New York Business Corporation Law which relate to certain business combinations with an "interested shareholder" and prohibit any person from making a takeover bid for a New York corporation unless certain prescribed disclosure requirements are satisfied.

        Section 912 of the NYBCL provides, with certain exceptions, that a New York corporation may not engage in a "business combination," such as a merger, consolidation, recapitalization or disposition of stock, with any "interested shareholder" for a period of five years from the date that such persons first became an interested shareholder unless:

        (a) the transaction resulting in a person becoming an interested shareholder, or the business combination, was approved by the board of directors of the corporation prior to that person becoming an interested shareholder,

        (b) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder, or

        (c) the business combination meets certain valuation requirements for the stock of the New York corporation.

               An "interested shareholder" is defined as any person that

               (x) is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation or

               (y) is an affiliate or associate of the corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the corporation's then outstanding voting stock.

        The provisions of Section 912 of the NYBCL apply if and for so long as a New York corporation has a class of securities registered under Section 12 of the Exchange Act, at least 25% of its total employees are employed primarily within New York, or at least 250 employees are so employed and at least 10% of our voting stock is owned beneficially by residents of the State of New York. We expect to continue to meet one or more of these tests and, accordingly, to be subject to Section 912 of the NYBCL. Article 16 of the NYBCL provides that persons seeking to make takeover bids comply with certain registration and disclosure requirements.

                              PLAN OF DISTRIBUTION

        We are registering the shares of Common Stock to permit the resale of shares of Common Stock by the holder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

        The selling stockholders may sell all or a portion of the Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Common Stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

        o on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

        o      in the over-the-counter market,

        o in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

        o through the writing of options, whether such options are listed on an options exchange or otherwise, or

        o      through short sales.

        If the selling stockholder effects such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Common Stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholder may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

        The selling stockholder may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to the prospectus. The selling stockholder also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

        The selling stockholder and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers.


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



        There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

        The selling stockholder and any other person participating in sales of shares pursuant to this prospectus will be subject to applicable provisions of the Exchange Act and the Exchange Act's rules and regulations, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in a distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

        We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement estimated to be $45,000 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions, if any.

        In connection with sales made pursuant to this prospectus, we will indemnify the selling stockholder against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholder will be entitled to contribution. We will be indemnified by the selling stockholder against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder for use in this prospectus or we will be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

        HFTP, the selling stockholder, has advised us that it purchased the Series C convertible preferred stock in the ordinary course of its business and, at the time HFTP purchased the Series C convertible preferred stock, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

                                  LEGAL MATTERS

        Legal matters with respect to our Common Stock being offered hereby have been passed upon for us by our counsel, Muldoon Murphy & Faucette LLP, Washington, D.C.

                                     EXPERTS

        The consolidated financial statements and schedules of Andrea incorporated in this prospectus and registration statement by reference to our annual report on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission's EDGAR system. You may inspect these documents and copy information from them at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

        We have filed a registration statement with the Commission relating to the offering of the Common Stock. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission's public reference facilities or its web site.

        We furnish our stockholders with annual reports containing audited financial statements and with such other periodic reports as we from time to time deem appropriate or as may be required by law.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We have filed the following documents with the Commission. We are incorporating these documents in this prospectus, and they are a part of this prospectus.

        (1) Our annual report on Form 10-K for the fiscal year ended December 31, 2000;

        (2) Our quarterly reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

        (3)    Our current report on Form 8-K dated June 6, 2001;

        (4)    Our current report on Form 8-K dated March 1, 2001; and

        (5) The description of our Common Stock, par value $.50 per share, contained in

               (a) our registration statement filed under the Exchange Act of 1934, as amended, No. 1-4324, as declared effective on February 28, 1967,

               (b) Article Third of our Restated Certificate of Incorporation filed as Exhibit 3.1 to our current report on Form 8-K dated November 30, 1998 as amended by our certificate of Amendment dated June 10, 1999 filed as Exhibit 3.1 to our current report on Form 8-K dated June 18, 1999 and as subsequently amended by our Certificate of Amendment dated October 5, 2000 filed as Exhibit 3.1 to our Current Report on Form 8-K dated October 12, 2000 and

               (c) any subsequent amendment(s) or report(s) filed for the purpose of updating such description.

        We are also incorporating by reference in this prospectus all documents which we file pursuant to Section 13(a), 13(c), 14 or 15 of the Securities Exchange Act of 1934, as amended, after the date of this prospectus. Such documents are incorporated by reference in this prospectus and are a part of this prospectus from the date we file the documents with the Commission.

        If we file with the Commission any document that contains information that is different from the information contained in this prospectus, you may rely only on the most recent information which we have filed with the Commission.

        We will provide a copy of the documents referred to above without charge if you request the information from us. Requests for such copies should be directed to us at our principal executive offices at Andrea Electronics Corporation, 45 Melville Park Road, Melville, New York, 11747, attention:
Secretary or (631) 719-1800.

        You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized any person to provide you with any different information. If anyone provides you with different or inconsistent information you should not rely on it. The Common Stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

        The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

        No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering herein contained and, if given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation.

        Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in our affairs since the date hereof or that any information contained herein is correct as to any of the time subsequent to its date. However, we have undertaken to amend the registration statement of which this prospectus is a part to reflect any facts or events arising after the effective date thereof which individually or in the aggregate represent a fundamental change in the information set forth in the registration statement. It is anticipated, however, that most updated information will be incorporated herein by reference to our reports filed under the securities exchange act of 1934. See "documents incorporated by reference."

        All dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                11,211,171 SHARES

                         ANDREA ELECTRONICS CORPORATION

                                  COMMON STOCK

                      ------------------------------------

                                   PROSPECTUS
                      ------------------------------------


                                 OCTOBER 5, 2001